UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer))

BISHOP INFRASTRUCTURE III ACQUISITION COMPANY, INC.

(Offeror)

a wholly-owned subsidiary of

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

(Other Person)

and a controlled affiliate of

EQT INFRASTRUCTURE II LIMITED PARTNERSHIP

(Other Person)

(Filing Persons)

Class A Common Stock, Par Value $0.0001 Per Share

Class B Common Stock, Par Value $0.0001 Per Share

Series A Perpetual Convertible Preferred Stock, Par Value $0.0001 Per Share

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

96169B100 (Class A Common Stock)

None (Class B Common Stock)

None (Series A Perpetual Convertible Preferred Stock)

None (Warrants to Purchase Class A Common Stock)

(CUSIP Number of Class of Securities)

Alex Darden

Bishop Infrastructure III Acquisition Company, Inc.

One North Lexington Avenue, 11th Floor

White Plains, New York 10601

(914) 607-4507

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Matthew F. Herman, Esq.

Doug Bacon, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

(212) 277-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable(*)	Not applicable

(*)	A filing fee is not required in connection with this filing as it relates solely to preliminary comments made before the commitment of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Bishop Infrastructure II Acquisition Company, Inc, a Delaware corporation (the “Parent”), and a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered in England and Wales, for (i) all of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Westway Group, Inc., a Delaware corporation (the “Company”), (ii) all of the outstanding shares of Class B common stock, par value $0.0001 per share, of the Company, (iii) all of the outstanding shares of Series A perpetual convertible preferred stock, par value $0.0001 per share, of the Company, and (iv) all outstanding warrants issued by the Company to purchase shares of Class A Common Stock of the Company, pursuant to the Agreement and Plan of Merger, dated as of December 20, 2012, by and among the Parent, the Purchaser and the Company.

The information in this filing is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding securities described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”), and at or around the same time, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) filed by Purchaser and the solicitation/recommendation statement filed by the Company will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov).

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release of Westway Group, Inc., dated December 20, 2012

99.2	Press Release of EQT Infrastructure II Limited Partnership, dated December 20, 2012